Abbey Capital

1-2 Cavendish Row, Upper O'Connell Street, Dublin 1

Telephone: 353-1-828 0400
Fax: 353-1-828 0499
Email: info@abbeycapital.com
Website: www.abbeycapital.com

[redacted]

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

7 August 2008

Re: Submission of Abbey Capital Multi-Manager Fund Ltd, file number 082/35211

Dear Sir/Madam,

Please find enclosed the following reports for the Abbey Capital Multi-Manager Fund Ltd, covering the period July 1st to July 31st 2008.

- Monthly Performance Report for July.
- Daily NAV's for the Abbey Capital Multi-Manager Fund Ltd for July.
- Quarterly performance summary report for Q2 2008.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

Abbey Capital

Abbey Capital Multi-Manager Fund

Monthly Performance Update July 2008 **-8.3%, +9.9% Year-to-date**

Summary

The Abbey Capital Multi-Manager Fund was down -8.3% in July and is +9.9% year-to-date. Losses came across a range of market sectors, but trading in energy, grains and softs markets particularly contributed to the losses as established trends in these areas reversed sharply.

Energy prices rallied to record highs mid-month before reversing sharply on expectations that slowing global economic growth would impact demand and on the liquidation of long speculative positions. Equity markets also rebounded strongly from recent lows as the US government intervened to support financial institutions and markets. Falling commodity prices also saw the USD appreciate against most majors from record lows.

Abbey Capital Multi-Manager Fund
Pro forma & Actual Monthly Rates of Return

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	-	-	-	-	-	-	-	-	-	-	-	8.7%	8.7%
2001	-2.0%	2.2%	6.0%	-5.4%	-0.1%	-1.7%	2.0%	5.6%	6.8%	9.5%	-11.7%	-0.2%	9.5%
2002	-1.8%	-2.7%	3.1%	-2.7%	-1.5%	10.4%	4.7%	4.7%	5.3%	-7.3%	-1.8%	6.8%	16.6%
2003	4.5%	8.2%	-7.9%	0.8%	7.0%	-5.0%	-1.2%	-1.1%	-1.2%	2.5%	1.0%	5.8%	13.0%
2004	0.6%	7.0%	-0.4%	-6.1%	-2.4%	-4.5%	-2.0%	-2.3%	2.0%	1.1%	1.5%	-0.6%	-6.7%
2005	-5.2%	0.0%	0.5%	-3.0%	2.5%	3.6%	-0.0%	1.8%	2.5%	-1.9%	7.7%	0.8%	9.0%
2006	5.3%	-3.1%	3.4%	7.2%	-0.7%	-3.1%	-3.0%	1.0%	-2.4%	2.1%	2.3%	2.9%	11.8%
2007	1.3%	-5.0%	-2.3%	4.6%	2.2%	3.2%	-5.3%	-5.6%	6.1%	5.2%	-0.9%	1.6%	4.2%
2008	3.7%	10.1%	-0.8%	-2.2%	2.2%	5.9%	-8.3%	-	-	-	-	-	9.9%

Figure for July 2008 is estimated

The Abbey Capital Multi-Manager Fund ("ACMMF") commenced trading in Jan 2007 and invests solely in the ACL Alternative Fund USD Share Class A. The performance figures shown above, which include interest and are net of all fees, the performance is based on the actual performance of the ACL Alternative Program (from Dec 00-Jan 02) and the ACL Alternative Fund (from Jan 02 to Dec 06), adjusted for the fees of the ACMMF. The ACL Alternative Fund commenced as a program in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers.

Energy

Crude oil rallied to an all-time high above $147 mid-month, continuing the recent bullish run. However, comments from Fed chairman, Ben Bernanke, that the US economy faced "significant" challenges sparked fears for the robustness of energy demand. This saw the unwinding of speculative long positions and the largest daily drop in oil prices in 17 years. Overall, crude oil prices were -11.4% lower in July, although they remain up +57.2% for 2008. Gasoline prices also fell on evidence of falling demand due to high prices and natural gas declined almost -32% on growing inventories.

FX

The USD finished stronger against most majors, despite reaching record lows against the EUR trading above 1.60 mid-month. Although the ECB raised rates to 4.25% at the start of the month this was not seen as the start of a tightening cycle, and with commodity prices declining and mounting evidence that the European economy will also experience a significant slowdown the USD rebounded to 1.5591. Signs of slowing economic activity and expectations of lower rates also saw the GBP, AUD and NZD decline against the USD, while lower energy prices also saw the CAD decline. The JPY initially rallied on heightened risk aversion but closed weaker as markets stabilised.

Equity

The threat of the collapse of US financial institutions, especially Fannie Mae and Freddie Mac, saw equity markets initially continue June's decline. However, US government intervention to prop up these institutions, restrict short-selling and further liquidity injections into financial markets saw stocks rebound strongly from their lows. Lower energy costs, receding inflationary fears and better-than-expected results from US banks reinforced this rally so that at month-end the S&P 500 was down -1%. European bourses also rebounded from mid-month, finishing lower overall with the FTSE down -3.8%, the CAC down -1.0% and the DAX up +1.0%. Asian stocks were mixed, the Nikkei 225 fell -0.8%, while the Hang Seng added +2.9% and the Shanghai Composite gained +1.5%.

Financials

Bond markets also saw volatile trading, with prices generally closing higher as concern grew over global economic growth prospects and declining energy and softs prices moderated inflationary pressures. Short term yields also declined as negative economic data made it less likely that central banks will raise rates, despite high headline inflation figures.

Performance Analysis

(as of July 31, 2008)

	Abbey Capital Multi-Manager Fund (Proforma Dec 00-Dec 06, actual thereafter)
Cumulative Return	104.1%
Annualised ROR	9.7%
Largest Monthly Gain	10.4%
Largest Monthly Loss	-11.7%
Annualised Volatility	15.4%
Volatility from Nov 2003	13.4%
Maximum Drawdown	-19.8%
Sharpe Ratio	0.5

The ACL Alternative Program started December 1st 2000 and was launched as a fund on January 31, 2002. The Abbey Capital Multi-Manager Fund ("ACMMF") commenced trading in Jan 2007 and invests solely in the ACL Alternative Fund USD Share Class A. The performance figures shown above, which include interest and are net of all fees, the performance is based on the actual performance of the ACL Alternative Program (from Dec 00-Jan 02) and the ACL Alternative Fund (from Jan 02 to Dec 06), adjusted for the fees of the ACMMF. It allocates to a group of external Alternative Investment Managers.

Continued overleaf..

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Abbey Capital Multi-Manager Fund Ltd
Daily asset value calculation
US $ Share Class A (in US$)

31-Jul-08

Submission of Abbey Capital Multi-Manager Fund, file number 082/35211

Date	Unit Value
30-Jun-08	124.85
1-Jul-08	125.51
2-Jul-08	126.91
3-Jul-08	125.63
7-Jul-08	122.97
8-Jul-08	121.24
9-Jul-08	120.94
10-Jul-08	122.21
11-Jul-08	123.33
14-Jul-08	123.76
15-Jul-08	123.06
16-Jul-08	121.32
17-Jul-08	118.84
18-Jul-08	118.32
21-Jul-08	118.42
22-Jul-08	116.79
23-Jul-08	114.88
24-Jul-08	115.31
25-Jul-08	115.20
28-Jul-08	115.97
29-Jul-08	115.27
30-Jul-08	114.41
31-Jul-08	114.52

AbbeyCapital

1-2 Cavendish Row,
Dublin 1, Ireland

tel: 353-1-828 0400
fax: 353-1-828 0499
web: www.abbeycapital.com

Abbey Capital Multi-Manager Fund Limited

Chancery Hall, 52 Reid Street, Hamilton, HM12, Bermuda

Shareholder Details

Shareholder Name:

Shareholder Address:

Abbey Capital Contact Details

Peter Carney

Telephone:	+353 1 828 0410
Fax:	+353 1 828 0499
E-mail	pcarney@abbeycapital.com

Fund's Change in Net Asset Value

	Amount
Net Asset Value, 31 March 2008	$33,189,314
Net Capital Activity during Period	$14,611,630
Net Income / (Loss)	$3,047,693
Net Asset Value, 30 June 2008	$50,848,637
NAV per Share, 30 June 2008 - US$ Share Class	$124.85

Oath

I hereby affirm that to the best of my knowledge and belief, the information contained in this statement is accurate and complete.

Tony Gannon
Chief Executive Officer
Abbey Capital Limited

Commodity Pool Operator:	Abbey Capital Limited
Commodity Pool:	Abbey Capital Multi-Manager Fund Limited

Abbey Capital

1-2 Cavendish Row, Upper O'Connell Street, Dublin 1

Telephone: 353-1-828 0400
Fax: 353-1-828 0499
Email: info@abbeycapital.com
Website: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

8 August 2008

Re: Submission of ACL Alternative Fund Ltd, file number 082/34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period July 1st to July 31st 2008.

- Monthly Performance Report for July.
- Daily NAV's for the ACL Alternative Fund for July.
- Quarterly performance summary report for Q2 2008

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

Abbey Capital

1-2 Cavendish Row,
Dublin 1, Ireland

tel: 353-1-828 0400
fax: 353-1-828 0499
web: www.abbeycapital.com

ACL Alternative Fund Limited

Chancery Hall, 52 Reid Street, Hamilton, HM12, Bermuda

Shareholder Details
Shareholder Name:
Shareholder Address:

Abbey Capital Contact Details

Peter Carney	
Telephone:	+353 1 828 0410
Fax:	+353 1 828 0499
E-mail	pcarney@abbeycapital.com

Fund's Change in Net Asset Value

	Amount
Net Asset Value, 31 March 2008	$829,060,966
Net Capital Activity during Period	$55,319,829
Net Income / (Loss)	$56,351,494
Net Asset Value, 30 June 2008	$940,732,289
NAV per Share, 30 June 2008 - USD A Share Class	$220.61
NAV per Share, 30 June 2008 - Euro A Share Class	€156.27
NAV per Share, 30 June 2008 - GBP B Share Class	£139.69
NAV per Share, 30 June 2008 - USD B Share Class	$133.66

Oath

I hereby affirm that to the best of my knowledge and belief, the information contained in this statement is accurate and complete.

Tony Gannon
Chief Executive Officer
Abbey Capital Limited

Commodity Pool Operator:	Abbey Capital Limited
Commodity Pool:	ACL Alternative Fund Limited

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone 353 1 828 0400
Fax: 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update July 2008 **-7.9%, +11.8% Year-to-date**

Summary
The ACL Alternative Fund USD Share Class A was down -7.9% in July and is +11.8% year-to-date. Losses came across a range of market sectors, but trading in energy, grains and softs markets particularly contributed to the losses as established trends in these areas reversed sharply.

Energy prices rallied to record highs mid-month before reversing sharply on expectations that slowing global economic growth would impact demand and on the liquidation of long speculative positions. Equity markets also rebounded strongly from recent lows as the US government intervened to support financial institutions and markets. Falling commodity prices also saw the USD appreciate against most majors from record lows.

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000												[illegible]	8.8%
2001	-1.8%	2.4%	6.1%	-5.2%	0.1%	-1.6%	2.2%	5.8%	7.0%	9.7%	-11.5%	-0.0%	11.8%
2002	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	19.0%
2003	4.6%	8.4%	-7.7%	1.0%	7.2%	-4.8%	-1.0%	-0.9%	-1.0%	2.7%	1.2%	6.0%	15.3%
2004	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-4.8%
2005	-5.0%	0.2%	0.7%	-2.8%	2.6%	3.8%	0.1%	1.9%	2.7%	-1.7%	7.9%	0.9%	11.3%
2006	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	14.1%
2007	1.5%	-4.8%	-2.1%	4.8%	2.4%	3.4%	-4.5%	-5.4%	6.4%	5.5%	-0.7%	1.8%	7.6%
2008	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]						11.8%

Figure for July 2008 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter)

Energy
Crude oil rallied to an all-time high above $147 mid-month, continuing the recent bullish run. However, comments from Fed chairman, Ben Bernanke, that the US economy faced "significant" challenges sparked fears for the robustness of energy demand. This saw the unwinding of speculative long positions and the largest daily drop in oil prices in 17 years. Overall, crude oil prices were -11.4% lower in July, although they remain up +57.2% for 2008. Gasoline prices also fell on evidence of falling demand due to high prices and natural gas declined almost -32% on growing inventories.

FX
The USD finished stronger against most majors, despite reaching record lows against the EUR trading above 1.60 mid-month. Although the ECB raised rates to 4.25% at the start of the month this was not seen as the start of a tightening cycle, and with commodity prices declining and mounting evidence that the European economy will also experience a significant slowdown the USD rebounded to 1.5591. Signs of slowing economic activity and expectations of lower rates also saw the GBP, AUD and NZD decline against the USD, while lower energy prices also saw the CAD decline. The JPY initially rallied on heightened risk aversion but closed weaker as markets stabilised.

Equity
The threat of the collapse of US financial institutions, especially Fannie Mae and Freddie Mac, saw equity markets initially continue June's decline. However, US government intervention to prop up these institutions, restrict short-selling and further liquidity injections into financial markets saw stocks rebound strongly from their lows. Lower energy costs, receding inflationary fears and better-than-expected results from US banks reinforced this rally so that at month-end the S&P 500 was down -1%. European bourses also rebounded from mid-month, finishing lower overall with the FTSE down -3.8%, the CAC down -1.0% and the DAX up +1.0%. Asian stocks were mixed, the Nikkei 225 fell -0.8%, while the Hang Seng added +2.9% and the Shanghai Composite gained +1.5%.

Performance Analysis

(as at 31st July 2008)

	ACL Alternative Program USD Share Class A (1st Dec 2000)	ACL Alternative Fund USD Share Class A (31st Jan 2002)
Cumulative Return	142.8%	103.1%
Annualised ROR	12.3%	11.4%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.9%
Annualised Volatility	15.4%	14.4%
Volatility from Nov 2003	13.3%	13.3%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.6

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

Continued overleaf...

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

31-Jul-08

Submission of ACL Alternative Fund Ltd, file number 34999

Date	NAV
30-Jun-08	220.61
1-Jul-08	222.24
2-Jul-08	224.74
3-Jul-08	222.48
7-Jul-08	217.79
8-Jul-08	214.75
9-Jul-08	214.22
10-Jul-08	216.49
11-Jul-08	218.48
14-Jul-08	219.29
15-Jul-08	218.07
16-Jul-08	214.98
17-Jul-08	210.59
18-Jul-08	209.68
21-Jul-08	209.89
22-Jul-08	207.00
23-Jul-08	203.63
24-Jul-08	204.40
25-Jul-08	204.23
28-Jul-08	205.62
29-Jul-08	204.40
30-Jul-08	202.88
31-Jul-08	203.11

END